Exhibit 99.5

March 25, 2021

Ms. Martha McGuire

RPM Energy Management LLC

600 Travis Street, Suite 7225

Houston, Texas 77002

Dear Ms. McGuire:

In accordance with your request, we have audited the estimates prepared by RPM Energy Management LLC (RPM), as of December 31, 2020, of the proved developed producing reserves and future revenue to the Independence Minerals L.P. (IM) royalty and overriding royalty interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by IM. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter.

The following table sets forth RPM’s estimates of the net reserves and future net revenue, as of December 31, 2020, for the IM properties:

	Net Reserves			Future Net Revenue (M$)
Category	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed Producing	1,299.0	912.8	37,348.1	90,499.4	51,340.8

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a well-by-well basis, some of the estimates of RPM are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of IM’s reserves and future revenue are reasonable when aggregated at the proved developed producing level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by RPM in preparing the December 31, 2020, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by RPM.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. RPM’s estimates do not include proved developed non-producing, proved undeveloped, probable, or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage.

Prices used by RPM are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2020. For oil and NGL volumes, the average West Texas Intermediate spot price of $39.54 per barrel is adjusted for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $1.985 per MMBTU is adjusted for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $33.36 per barrel of oil, $7.98 per barrel of NGL, and $1.172 per MCF of gas.

Because IM owns no working interest in these properties, no operating costs would be incurred. However, estimated operating costs have been used by RPM to confirm economic producibility and determine economic limits for the properties. These cost estimates are based on RPM’s knowledge of similar wells in the area. Operating costs are not escalated for inflation. IM would not incur any costs due to abandonment, nor would it realize any salvage value for the lease and well equipment.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of RPM and NSAI are based on certain assumptions including, but not limited to, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred by the working interest owners in recovering such reserves may vary from assumptions made while preparing these estimates.

Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by RPM with respect to ownership interests, oil and gas production, well test data, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of IM’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by RPM, are on file in our office. The technical person primarily responsible for conducting this audit meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Connor B. Riseden, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2006 and has over 4 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:	C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Connor B. Riseden
By:	Connor B. Riseden, P.E. 100566
Vice President

Date Signed: March 25, 2021

LPV:SAO

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